AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
GALACTIC ADVENTURES, INC.
Dated January [*], 2020

Pursuant to and in accordance with Chapter 607.1007 of the Florida Business Corporation Act (the "**Act**"), Galactic Adventures, Inc., a Florida corporation (the "**Corporation**"), does hereby certify, for the purpose of filing these Amended and Restated Articles of Incorporation of the Corporation (these "**Restated Articles**") with the Department of State of the State of Florida (the "**Department of State**"), that:

1. The name of this Corporation is Galactic Adventures, Inc.

2. The Articles of Incorporation of the Corporation were originally filed with the Department of State on December 12, 2019, under Document Number P19000094053.

3. These Restated Articles amend and restate in their entirety the Articles of Incorporation of the Corporation, and the Board of Directors of this Corporation has duly adopted and approved by written consent, dated January [*], 2020, these Restated Articles and declared the Restated Articles to be advisable and in the best interests of this Corporation and its stockholders, and authorized the appropriate officers of this Corporation to solicit the consent of the stockholders. The number of votes cast for the Restated Articles by the stockholders of this Corporation was sufficient for approval in accordance with Chapter 607.1006 of the Act.

4. The Corporation's Articles of Incorporation are hereby amended and restated in their entirety as follows:

RESOLVED, that the Articles of Incorporation of this Corporation be amended and restated in their entirety to read as set forth on <u>Exhibit A</u> attached hereto and incorporated herein by this reference.

5. <u>Exhibit A</u> referred to above is attached hereto as <u>Exhibit A</u> and is hereby incorporated herein by this reference. These Restated Articles were approved by the holders of the requisite number of shares of this Corporation in accordance with the Act.

6. These Restated Articles, which restate and integrates and further amend the provisions of this Corporation's Articles of Incorporation, have been duly adopted in accordance with the Act.

IN WITNESS WHEREOF, these Restated Articles have been executed by a duly authorized officer of this Corporation on this [*] day of January, 2020.

By:/s/ *Frank Zanca*
Frank Zanca, Vice President

AMENDED AND RESTATED
ARTICLES OF INCORPORATION

OF

GALACTIC ADVENTURES, INC.

ARTICLE I: NAME.

The name of this corporation is Galactic Adventures, Inc. (the "*Corporation*").

ARTICLE II: REGISTERED OFFICE.

The address of the Corporation's registered office and its principal office in the State of Florida is 5486 Rutherford Place, Oviedo, FL 34765. The name of its registered agent at such address is Frank Zanca, and his registered address is 5486 Rutherford Place, Oviedo, FL 34765.

ARTICLE III: DEFINITIONS.

As used in these Amended and Restated Articles of Incorporation (the "*Restated Articles*"), the following terms have the meanings set forth below:

"Class A Common Stock Automatic Conversion Event" shall mean an event wherein one or more shares of Class A Common Stock automatically convert into one or more shares of Class B Common Stock pursuant to Section A(3.2) of Article V below.

"*Convertible Securities*" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Capital Stock, but excluding Options.

"*Immediate Family*" means as to any natural person, such person's spouse or Spousal Equivalent, the lineal descendant or antecedent, brother, sister, nephew or niece, of such person or such person's spouse or Spousal Equivalent, or the spouse or Spousal Equivalent of any lineal descendant or antecedent, brother, sister, nephew or niece of such person, or his or her spouse or Spousal Equivalent, whether or not any of the above are adopted.

"*Option*" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Capital Stock or Convertible Securities.

"*Original Issue Price*," with respect to Series Seed Preferred Stock shall mean $5.00 per share for the Series Seed Preferred Stock.

"*Requisite Holders*" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

"*Transfer*" of a share of Class A Common Stock (collectively, "**Transferred Stock**") shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A Transfer shall also include, without limitation, a transfer of a share of Transferred Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Transferred Stock by proxy or otherwise: provided, however, that the following shall not be considered a Transfer:

(i) the granting of a proxy to officers or directors of the Corporation at the request or approval of the Board of Directors of the Corporation (the "Board") in connection with actions to be taken at an annual or special meeting of stockholders or by written consent of stockholders;

(ii) the transfer of one or more shares of Transferred Stock by (i) gift or pursuant to a domestic relations order from a holder of Transferred Stock to such holder's Immediate Family or (ii) to a trust or trusts for the exclusive benefit of such holder or his Immediate Family for no consideration;

(iii) the transfer of one or more shares of Transferred Stock effected pursuant to the holder's will or the laws of intestate succession;

(iv) as to any holder that is a trust established for the exclusive benefit of a prior holder of such shares of Transferred Stock or such prior holder's Immediate Family, the transfer of one or more shares of Transferred Stock to the prior holder or such prior holder's Immediate Family for no consideration;

(v) the granting of a repurchase right to the Corporation pursuant to an agreement wherein the Corporation has the right or option to purchase or to repurchase shares of Transferred Stock: provided, however, that the Corporation's purchase or repurchase of such shares of Transferred Stock pursuant to the exercise of such right or option shall constitute a Transfer; or

(vi) upon the request of the transferor, any transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors be less than a quorum, or if there are not any disinterested members on the Board, the entire Board.

"*Voting Control*" with respect to a share of Class A Common Stock shall mean the power (whether exclusive or shared) to vote or direct the voting of such share of Class A Common Stock by proxy, voting agreement or otherwise.

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Florida Business Corporation Act (the "*Act*").

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred fifty million (150,000,000) shares, consisting of (a) twenty-five million (25,000,000) shares of Class A Common Stock, $0.0001 par value per share (the "*Class A Common Stock*"), (b) seventy-five million (75,000,000) shares of Class B Common Stock, $0.0001 par value per share (the "*Class B Common Stock*," and together with the Class A Common Stock, collectively the "*Common Stock*"), (c) fifty million (50,000,000) shares of Preferred Stock, $0.0001 par value per share (the "*Preferred Stock*"), of which Four Hundred Thousand (400,000) shares shall be designated as Series Seed Preferred Stock, $0.0001 par value per share (the "*Series Seed Preferred Stock*").

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or, to the extent permitted by the FBCA, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Florida.

A.   COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock. Unless otherwise indicated, references to "Sections" in this Part A of this Article V refer to sections of this Part A.

1.   **General; Treatment of Outstanding Common Stock.**

1.1   General. Except as expressly provided in this Article V, Class A Common Stock and Class B Common Stock shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in these Restated Articles.

1.2   Treatment of Outstanding Common Stock. All shares of the Company's common stock that are outstanding on the date of the filing of these Restated Articles shall automatically become and be converted into shares of Class A Common Stock of the Corporation.

2.   **Voting.**

2.1   Class A Common. Each holder of shares of Class A Common Stock shall be entitled to ten (10) votes for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

2.2   Class B Common. Each holder of shares of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

2.3   Class Voting. Except as otherwise provided herein or by applicable law, the holder of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

2.4   Increases or Decreases in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Chapter 607.1004 of the Act and without a separate class vote of the holders of each class of capital stock.

3.   **Conversion Rights**. The holders of the Class A Common Stock shall have conversion rights as follows:

3.1   Right to Convert. Each share of Class A Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and nonassessable share of Class B Common Stock.

3.2   Automatic Conversion. Each share of Class A Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class B Common Stock upon a Transfer of such share; provided, however, that if a holder of Class A Common Stock Transfers any shares of Class A Common Stock to another holder of Class A Common Stock, then such Transfer will not constitute a Class A Common Stock Automatic Conversion Event.

3.3   Mechanics of Conversion.

3.3.1   Surrender of Certificates. Before any holder of Class A Common Stock shall be entitled to convert shares of Class A Common Stock into shares of Class B Common Stock, the holder shall either (I) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Common Stock or (2) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class B Common Stock are to be issued; provided, however, that on the date of a Class A Common Stock Automatic Conversion Event, the outstanding shares of Class A Common Stock subject to such Class A Common Stock Automatic Conversion Event shall be converted automatically without any further action by the holder of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the

Corporation shall not be obligated to issue certificates evidencing the shares of Class B Common Stock issuable upon such Class A Common Stock Automatic Conversion Event unless either the certificates evidencing such shares of Class A Common Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Shares of Class A Common Stock that are converted into shares of Class B Common Stock as provided herein shall be cancelled and may not be reissued.

3.3.2   Conversion Date. In the event that a holder of Class A Common Stock elects to convert such shares pursuant to Section 3.3 of this Article V, the conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class A Common Stock to be converted. In the event of a Class A Common Stock Automatic Conversion Event, such conversion shall be deemed to have been made at the time that the Transfer of such shares occurred.

3.3.3   Status as Stockholder. On the date of a conversion pursuant to this Section 3 of this Article V, all rights of the holder of the shares of Class A Common Stock shall cease and the holder or holders in whose name the certificate or certificates representing the shares of Class B Common Stock are to be issued shall be treated for all purposes as having become the record holder of such shares of Class B Common Stock, notwithstanding that the certificates representing such shares of Class A Common Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Class A Common Stock, or that the certificates evidencing such shares of Class B Common Stock shall not then be actually delivered to such holder.

3.3.4   Delivery of Stock Certificates. In the event of a conversion pursuant to this Section 3 of Article V, the Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class A Common Stock, or to the nominee of such holder, a certificate for the number of shares of Class B Common Stock to which such holder shall he entitled.

3.4   Administration. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class A Common Stock to Class B Common Stock and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class A Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class A Common Stock and to confirm that a conversion to Class B Common Stock has not occurred, provided, however, that such policies and procedures shall not inhibit the ability of a holder to convert such shares of Class A Common Stock to Class B Common Stock. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class B Common Stock shall be conclusive.

3.5   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common

Stock, solely for the purpose of effecting the conversion of the shares of the Class A Common Stock, such number of its shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such Class A Common Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such Class A Common Stock, in addition to such other remedies as shall be available to the holder of such Class A Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this certificate of incorporation.

3.6   Notices. Any notice required by the provisions of this Section 3 of Article V to be given to the holders of shares of Common Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

3.7   Status of Converted Stock. In the event any shares of Class A Common Stock shall be converted pursuant to this Section 3 of Article V, the shares of Class A Common Stock so converted shall be cancelled and shall not be issuable by the Corporation. This certificate of incorporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1.   Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Class B Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of these Restated Articles, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Class B Common Stock, and shall be entitled, notwithstanding any provision of these Restated Articles, to notice of any stockholder meeting in accordance with the bylaws of the Corporation ("*Bylaws*").

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "*Conversion Rights*"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class B Common Stock, is subject to adjustment as provided in these Restated Articles.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Class B Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class B Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Class B Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Class B Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of these Restated Articles and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class B Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Class B Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Restated Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Class B Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock that shall have been surrendered for conversion as provided in these Restated Articles shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class B Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 <u>No Further Adjustment</u>. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Class B Common Stock delivered upon conversion.

3.4 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Class B Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class B Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Class B Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Class B Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Class B Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 <u>Adjustment for Certain Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Class B Common Stock in additional shares of Class B Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Class B Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Class B Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Class B Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Class B Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6　　Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Class B Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Class B Common Stock in respect of outstanding shares of Class B Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Class B Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Class B Common Stock on the date of such event.

3.7　　Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Class B Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Class B Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8　　Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Class B Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Class B Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Class B Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of these Restated Articles and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Class B Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a public offering pursuant to an effective registration statement or a qualified offering pursuant to a qualified offering statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Class B Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in these Restated Articles, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Class B Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Class B Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Class B Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Class B Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.   Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Act, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VII: AMENDMENT OF BYLAWS.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal the Bylaws of the Corporation.

ARTICLE VIII: ELECTION OF DIRECTORS.

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE IX: INDEMNIFICATION.

A director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director's or officer's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 607.0834 of the Act, as the same exists or hereafter may be amended, (iv) for violation of a criminal law, unless the director or officer had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful or (v) for any transaction from which the director or officer derived an improper personal benefit.

If the Act hereafter is amended to authorize the further elimination or limitation of the liability of directors and officers, then the liability of the Corporation's directors and officers shall be eliminated or limited to the fullest extent authorized by the Act, as amended.

Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative proceeding shall be paid by the Corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents shall also be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

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